GCM Grosvenor Reports Strong Third Quarter 2021, With $3 Billion of Fundraising and 20% Year-Over-Year Growth in Assets Under Management, and Increases Dividend

CHICAGO, November 10, 2021 – GCM Grosvenor (Nasdaq: GCMG), a leading global alternative asset management solutions provider, today reported strong results for the third fiscal quarter ended September 30, 2021 and announced that the Board of Directors approved an 11% increase in the firm's quarterly dividend.
“The third quarter was a strong one with good investment results, fundraising and business performance,” said Michael Sacks, Chairman and Chief Executive Officer of GCM Grosvenor. “Our outlook with regard to the remainder of 2021 and 2022 is positive and as a result our Board of Directors has increased our dividend 11% from $0.09 per share to $0.10 per share.”
Assets Under Management
•Assets Under Management increased 20% from September 30, 2020 (the “prior year”) and increased 5% from June 30, 2021 (the "prior quarter") to $70.5 billion as of September 30, 2021
•Fee-Paying Assets Under Management (“FPAUM”) increased 13% from the prior year and increased 3% from the prior quarter to $56.6 billion as of September 30, 2021
•Contracted Not Yet FPAUM increased 19% from the prior year and increased 13% from the prior quarter to $7.9 billion as of September 30, 2021
Revenue1
•Revenue to GCM Grosvenor increased 16% from the quarter ended September 30, 2020 ("prior year QTD") to $118.1 million and increased 24% from the nine months ended September 30, 2020 ("prior year YTD") to $341.0 million
Fee-Related Revenue
•Fee-Related Revenue increased 11% from prior year QTD to $86.6 million and increased 10% from prior year YTD to $254.2 million
Net Income and Adjusted Net Income
•GAAP Net Income Attributable to GCM Grosvenor Inc. was $4.1 million and $7.3 million for the three and nine months ended September 30, 2021, respectively
•Adjusted Net Income increased 16% from prior year QTD to $23.8 million and increased 38% from prior year YTD to $62.0 million
Fee-Related Earnings
•Fee-Related Earnings increased 21% from prior year QTD to $31.0 million and increased 22% from prior year YTD to $83.6 million
Adjusted EBITDA
•Adjusted EBITDA increased 12% from the prior year QTD to $37.6 million and increased 24% from prior year YTD to $98.5 million
1 Includes fund reimbursement revenue of $2.3 million and $7.2 million for the three and nine months ended September 30, 2021, respectively, and $2.2 million and $6.0 million for the three and nine months ended September 30, 2020, respectively.

Incentive Fees
•GCM Grosvenor's share of investments and unrealized carried interest totaled $410 million of Net Asset Value as of September 30, 2021, an increase of 125% over 3Q 20202
•Run-rate annual performance fees of $43 million as of September 30, 2021, an increase of $6 million or 16% from $37 million as of September 30, 20203
Dividend
•GCM Grosvenor's Board of Directors approved a $0.10 per share dividend payable on December 15, 2021 to shareholders on record December 1, 2021
Additional Information
GCM Grosvenor also issued a detailed presentation of its results and a presentation containing supplemental financial data, both of which are available on GCM Grosvenor’s website at https://www.gcmgrosvenor.com/shareholder-events.
Management will host a webcast and conference call at 10:00 a.m. ET today to discuss the company’s results. The conference call will also be available via public webcast from the Public Shareholders section of GCM Grosvenor’s website at www.gcmgrosvenor.com/public-shareholders and a replay will be available on the website soon after the call’s completion. To listen to the live broadcast, participants are encouraged to go to the site 15 minutes prior to the scheduled call time in order to register.
The call can also be accessed by dialing 929-477-0577 / 800-437-2398 and using the passcode: 9073563.
About GCM Grosvenor
GCM Grosvenor (Nasdaq: GCMG) is a global alternative asset management solutions provider with approximately $70 billion in assets under management across private equity, infrastructure, real estate, credit, and absolute return investment strategies. The firm is in its 50th year of operation and is dedicated to delivering value for clients in the growing alternative investment asset classes.
GCM Grosvenor’s experienced team of approximately 500 professionals serves a global client base of institutional and high net worth investors. The firm is headquartered in Chicago, with offices in New York, Los Angeles, Toronto, London, Frankfurt, Tokyo, Hong Kong, and Seoul. For more information, please visit: www.gcmgrosvenor.com.
2 For comparison purposes, presented as if the Mosaic repurchase occurred as of the earliest period presented.
3 Run-rate annual performance fees reflect the potential annual performance fees generated by performance fee-eligible AUM at an 8% gross return for both multi-strategy and credit strategies, and a 10% gross return for specialized opportunity strategies, before cash-based incentive fee related compensation.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the expected future performance of GCM Grosvenor’s business. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this presentation, including without limitation, the historical performance of GCM Grosvenor's funds may not be indicative of GCM Grosvenor's future results; risks related to redemptions and termination of engagements; effect of the COVID-19 pandemic on GCM Grosvenor's business; the variable nature of GCM Grosvenor's revenues; competition in GCM Grosvenor's industry; effects of government regulation or compliance failures; market, geopolitical and economic conditions; identification and availability of suitable investment opportunities; risks relating to our internal control over financial reporting; and risks related to the performance of GCM Grosvenor's investments. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” sections of the Annual Report on Form 10-K/A filed by GCM Grosvenor Inc. on May 10, 2021 and its other filings with the U.S. Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and GCM Grosvenor assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.
Use of Non-GAAP Financial Measures and Key Performance Indicators
This press release includes certain non-GAAP financial measures, including fee-related revenue, fee-related earnings, adjusted pre-tax income, adjusted net income, adjusted EBITDA and net incentive fees attributable to GCM Grosvenor. These non-GAAP measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP, and should not be considered as an alternative to revenue, net income, operating income or any other performance measures derived in accordance with GAAP. Reconciliations of historical non-GAAP measures to their most directly comparable GAAP counterparts are included in below.
GCM Grosvenor believes that these non-GAAP measures of financial results provide useful supplemental information to investors about GCM Grosvenor. GCM Grosvenor’s management uses these non-GAAP measures to evaluate GCM’s projected financial and operating performance. However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. For example other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore GCM Grosvenor’s non-GAAP measures may not be directly comparable to similarly titled measures of other companies.
Adjusted net income is a non-GAAP measure that we present on a pre-tax and after-tax basis to evaluate our profitability. Adjusted pre-tax income represents net income attributable to GCM Grosvenor Inc. including (a) net income attributable to Grosvenor Capital Management Holdings, LLLP ("GCMH"), excluding (b) provision for income taxes, (c) changes in fair value of derivatives and warrants, (d) amortization expense, (e) partnership interest-based and non-cash compensation, (f) equity-based compensation, (g) unrealized investment income, (h) changes in tax receivable agreement ("TRA")

liability and (i) certain other items that we believe are not indicative of our core performance, including charges related to corporate transactions and employee severance. We believe adjusted pre-tax income is useful to investors because it provides additional insight into the operating profitability of our business. Adjusted net income represents adjusted pre-tax income minus adjusted income taxes, which represent corporate income taxes at a blended effective tax rate of 21% and an estimated combined state, local and foreign income tax rate net of federal benefits of 4%. As we were not subject to U.S. federal and state income taxes prior to November 17, 2020, the blended statutory tax rate of 25% has been applied to all periods presented for comparability purposes.
Adjusted EBITDA is a non-GAAP measure which represents adjusted net income excluding (a) adjusted income taxes, (b) depreciation and amortization expense and (c) interest expense on our outstanding debt. We believe Adjusted EBITDA is useful to investors because it enables them to better evaluate the performance of our core business across reporting periods.
Fee-related earnings ("FRE") is a non-GAAP measure used to highlight earnings from recurring management fees and administrative fees. FRE represents Adjusted EBITDA further adjusted to exclude (a) incentive fees and related compensation and (b) other non-operating income, and to include depreciation expense. We believe FRE is useful to investors because it provides additional insights into the management fee driven operating profitability of our business.
Net incentive fees attributable to GCM Grosvenor is a non-GAAP measure used to highlight fees earned from incentive fees that are attributable to GCM Grosvenor. Net incentive fees represent incentive fees excluding (a) incentive fees contractually owed to others and (b) cash-based incentive fee related compensation.
Fee-Paying Assets Under Management (“FPAUM”) is a key performance indicator we use to measure the assets from which we earn management fees. Our FPAUM comprises the assets in our customized separate accounts and specialized funds from which we derive management fees. We classify customized separate account revenue as management fees if the client is charged an asset-based fee, which includes the vast majority of our discretionary AUM accounts. The FPAUM for our private market strategies typically represents committed, invested or scheduled capital during the investment period and invested capital following the expiration or termination of the investment period. Substantially all of our private markets strategies funds earn fees based on commitments or net invested capital, which are not affected by market appreciation or depreciation. Our FPAUM for our absolute return strategy is based on net asset value.
Our calculations of FPAUM may differ from the calculations of other asset managers, and as a result, this measure may not be comparable to similar measures presented by other asset managers. Our definition of FPAUM is not based on any definition that is set forth in the agreements governing the customized separate accounts or specialized funds that we manage.
Contracted, not yet fee-paying AUM (“CNYFPAUM”) represents limited partner commitments during or prior to the initial commitment or investment period where fees are expected to be charged in the future based on invested capital (capital committed to underlying investments) or on a scheduled ramp-in of total commitments.

Condensed GAAP Statement of Income (unaudited)

	Three Months Ended		Nine Months Ended
(in thousands)	Sept 30, 2021	Sept 30, 2020	Sept 30, 2021	Sept 30, 2020
Revenues
Management fees	$87,796	$78,269	$256,015	$231,106
Incentive fees	29,178	21,774	79,619	38,048
Other operating income	1,101	1,703	5,363	5,339
Total operating revenues	118,075	101,746	340,997	274,493
Expenses
Employee compensation and benefits	72,867	75,315	232,054	186,459
General, administrative and other	20,131	17,263	66,314	58,101
Total operating expenses	92,998	92,578	298,368	244,560
Operating income	25,077	9,168	42,629	29,933
Investment income	13,732	7,902	40,239	1,700
Interest expense	(5,432)	(5,807)	(14,486)	(17,515)
Other income (expense)	1,329	446	2,385	(10,637)
Change in fair value of warrant liabilities	(9,550)	—	(2,231)	—
Net other income (expense)	79	2,541	25,907	(26,452)
Income before income taxes	25,156	11,709	68,536	3,481
Provision for income taxes	2,450	541	3,991	1,710
Net income	22,706	11,168	64,545	1,771
Less: Net income attributable to redeemable noncontrolling interest	—	3,322	19,827	5,600
Less: Net income attributable to noncontrolling interests in subsidiaries	10,142	6,520	30,439	3,873
Less: Net income (loss) attributable to noncontrolling interests in GCMH	8,508	1,326	7,020	(7,702)
Net income attributable to GCM Grosvenor Inc.	$4,056	$—	$7,259	$—

Reconciliation of Non-GAAP Metrics

	Three Months Ended		Nine Months Ended
(in thousands)	Sept 30, 2021	Sept 30, 2020	Sept 30, 2021	Sept 30, 2020
Net Incentive Fees Attributable to GCM Grosvenor
Incentive fees
Performance fees	$316	$884	$9,320	$1,621
Carried interest	28,862	20,890	70,299	36,427
Less incentive fees contractually owed to others:
Cash carried interest compensation	(16,708)	(12,442)	(41,164)	(21,943)
Non-cash carried interest compensation	(314)	287	(1,328)	768
Carried interest attributable to redeemable noncontrolling interest holder	—	369	(8,059)	(3,300)
Carried interest attributable to other noncontrolling interest holders, net	(3,187)	(2,588)	(10,119)	(5,025)
Net incentive fees attributable to GCM Grosvenor, prior to incentive fee compensation	8,969	7,400	18,949	8,548
Less: Cash-based incentive fee related compensation	(3,380)	—	(6,081)	—
Net incentive fees attributable to GCM Grosvenor	$5,589	$7,400	$12,868	$8,548

	Three Months Ended		Nine Months Ended
(in thousands)	Sept 30, 2021	Sept 30, 2020	Sept 30, 2021	Sept 30, 2020

Adjusted Pre-Tax Income & Adjusted Net Income
Net income attributable to GCM Grosvenor Inc.	4,056	—	7,259	—
Plus:
Net income (loss) attributable to noncontrolling interests in GCMH	8,508	1,326	7,020	(7,702)
Provision for income taxes	2,450	541	3,991	1,710
Change in fair value of derivatives	—	(378)	(1,934)	9,673
Change in fair value of warrants	9,550	—	2,231	—
Amortization expense	583	1,876	1,749	5,628
Severance	592	760	1,982	3,048
Transaction expenses[1]	744	274	7,227	3,774
Loss on extinguishment of debt	—	—	675	1,514
Changes in tax receivable agreement liability and other[2]	(1,097)	366	(815)	370
Partnership interest-based compensation	6,029	21,605	20,958	38,381
Equity-based compensation	5,878	—	38,518	—
Other non-cash compensation	1,080	1,135	2,704	3,360
Less:
Unrealized investment income, net of noncontrolling interests	(6,278)	(506)	(7,507)	(648)
Non-cash carried interest compensation	(314)	287	(1,328)	768
Adjusted pre-tax income	31,781	27,286	82,730	59,876
Less:
Adjusted income taxes[3]	(7,945)	(6,822)	(20,682)	(14,970)
Adjusted net income	23,836	20,464	62,048	44,906

Adjusted EBITDA
Adjusted net income	23,836	20,464	62,048	44,906
Plus:
Adjusted income taxes[3]	7,945	6,822	20,682	14,970
Depreciation expense	408	540	1,288	1,772
Interest expense	5,432	5,807	14,486	17,515
Adjusted EBITDA	$37,621	$33,633	$98,504	$79,163

1 Represents 2020 expenses related to the Mosaic transaction and 2021 expenses related to a debt offering, other contemplated corporate transactions, and other public company readiness expenses.
2 For the three and nine months ended September 30, 2021, includes $1.3 million that was recognized as other income related to the disgorgement of statutory short-swing “profits” from a holder of our Class A common stock.
3 Represents corporate income taxes at a blended effective tax rate of 21% and an estimated combined state, local and foreign income tax rate net of federal benefits of 4%. As we were not subject to U.S. federal and state income taxes prior to November 17, 2020, the blended statutory tax rate of 25% has been applied to all periods presented for comparability purposes.

	Three Months Ended		Nine Months Ended
(in thousands)	Sept 30, 2021	Sept 30, 2020	Sept 30, 2021	Sept 30, 2020
Fee-Related Earnings
Adjusted EBITDA	$37,621	$33,633	$98,504	$79,163
Less:
Incentive fees	(29,178)	(21,774)	(79,619)	(38,048)
Depreciation expense	(408)	(540)	(1,288)	(1,772)
Other non-operating expense	(25)	(69)	(100)	(550)
Realized investment income, net of amount attributable to noncontrolling interests in subsidiaries[1]	(629)	—	(629)	—
Plus:
Incentive fee-related compensation	20,402	12,155	48,573	21,175
Carried interest attributable to redeemable noncontrolling interest holder	—	(369)	8,059	3,300
Carried interest attributable to other noncontrolling interest holders, net	3,187	2,588	10,119	5,025
Fee-related earnings	$30,970	$25,624	$83,619	$68,293

1 Investment income or loss is generally realized when the Company redeems all or a portion of its investment or when the Company receives or is due cash, such as a from dividends or distributions. Amounts were de minimus for periods prior to the Mosaic repurchase on July 2, 2021.

Source: GCM Grosvenor

Public Shareholders Contact
Stacie Selinger
sselinger@gcmlp.com
312-506-6583
Media Contact
Tom Johnson and Will Braun
Abernathy MacGregor
tbj@abmac.com / whb@abmac.com
212-371-5999